Exhibit 1

FOR IMMEDIATE RELEASE	7 March 2019

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified on 7 March 2019 of changes in the share ownership of an executive director of the company, pursuant to the vesting of the 2016 Executive Share Award (“ESA”) granted in 2017.

On 6 March 2019, Mr Paul Richardson became entitled to receive 10,213 ADRs pursuant to his 2016 ESA, granted in 2017. On 6 March 2019, Mr Paul Richardson sold all of these ADRs, at a price of $57.34471 per ADR. At today’s date, Mr Richardson’s holding in WPP is the equivalent of 1,068,240 ordinary shares (all being in WPP ADRs).

Contact:

Chris Wade, WPP +44(0) 20 7408 2204

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

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